

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 27, 2017

VIA E-MAIL

David P. Glatz
Stradley Ronon Stevens & Young, LLP
191 N. Wacker Drive, Suite 1601
Chicago, IL 60606

Re: Nuveen Emerging Markets Debt 2022 Target Term Fund
        (File Nos. 333-218616; 811-23262)

Dear Mr. Glatz:

On June 9, 2017, you filed an initial registration statement on Form N-2 on behalf of the Nuveen Emerging Markets Debt 2022 Target Term Fund (the "Fund"). Based on our review, we have the following comments.

General

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

3. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Registration Statement Cover Page

4.   Please confirm supplementally that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table will include all shares that may be issued pursuant to the Underwriters' over-allotment option.

PROSPECTUS

Cover Page

5.   Please remove the header referencing the filing of the Nuveen Credit Opportunities 2022 Target Term Fund registration statement pursuant to Rule 497(h).

6.   Briefly stated, the Fund's stated investment objective is to provide a high level of current income, while retaining increasing amounts of required distributions in an attempt to return a shareholder's Original NAV (less offering costs) at termination. Please explain in the disclosure the advantages of such an investment in the Fund compared to a fund that is designed to provide maximum levels of income that is distributed without return of original NAV, especially in light of the risk of such undistributed amounts being subject to excise tax and the potential to fail to qualify as a regulated investment company.

7.   To avoid any potential investor confusion, please disclose how "target term" funds such as the Fund are different from "target date" funds.

Prospectus Summary – Portfolio Contents, page 3

8.   The Fund may invest in sukuk debt instruments, which are described as "certificates structured to comply with Sharia law and its investment principles." Please provide more detail describing these instruments in accordance with plain English principles.

Prospectus Summary – Special Risk Considerations, pages 12-22

9.   When summarizing the potential risks of investing in the Fund, please include a discussion of credit risk.

10. Please describe here and in the "Risks" section of the prospectus the risks associated with investments in quasi-sovereign securities, second lien loans, unsecured loans, subordinated loans, and other subordinated debt instruments.

11. When describing Non-U.S. Securities Risk here and on page 44 of the prospectus, the prospectus identifies the risk of "restrictions imposed by non-U.S. countries limiting the ability of non-U.S. issuers to make payments of principal and/or interest due to blockages of foreign currency exchanges or otherwise." Please confirm the relevance of this given the Fund's policy of investing only in U.S. dollar denominated securities.

Summary of Fund Expenses, pages 23-24

12. Footnote 2 to the fee table states that an investor will be charged a service charge if the Plan Agent sells Common Shares held in a dividend reinvestment account. Please include this service charge in the Dividend Reinvestment Plan Fees line item of the fee table. *See* Instruction 4 to Item 3 of Form N-2.

13. As stated in the prospectus, the Fund will be subject to U.S. federal excise taxes and U.S. federal corporate income taxes to the extent it sets aside and retains in its net assets (and therefore its NAV) a portion of its net investment income in pursuit of its objective of returning Original NAV. Please explain whether, and if so how, the excise tax will be reflected in the Fund fee table.

The Fund's Investments – Investment Policies, pages 27-28

14. Please disclose that the Fund's policy of investing no more than 10% of Managed Assets in securities rated below B-/B3 may result in the Fund investing in "distressed" securities. Please briefly define "distressed" security.

Portfolio Composition and Other Information – Credit Default Swaps, page 36

15. The prospectus disclosure indicates that the Fund may utilize credit default swaps. Please disclose that if the Fund sells or writes credit default swaps, then the Fund will segregate the full notional amount of the credit default swap to cover such obligation. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). *See also* additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.

Risks – Emerging Markets Risk, page 43

16. In the second paragraph, please clarify the reference to the "JPMEMBI GD index."

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies – Fund Strategy, page 2

17. The Statement of Additional Information states that the Fund seeks to identify securities that the portfolio managers believe are undervalued or mispriced. Please describe this strategy in the prospectus.

18. In the third paragraph, please redefine "credit spread opportunity" as it relates to the Fund's investment portfolio, *i.e.*, the opportunity provided by emerging market debt securities, relative to debt securities of similar interest rate risk and credit risk of issuers in developed markets.

Investment Objectives and Policies – Portfolio Contents, pages 2-3

19.   When describing the Fund's investment portfolio, please include a discussion of its investment in derivatives.

Investment Restrictions, pages 6-7

20.   Please clarify whether the Fund seeks to carve out lenders and other financial intermediaries from the term "issuer" for purposes of their concentration policy. If so, please be advised that assets allocated to any loan participation or bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower. *See* Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise the policy accordingly.

Additionally, when stating that "any other person interpositioned between" the lender and the Fund is excluded from the term "issuer," please clarify what this means, including who, specifically, would be so excluded.

21.   When stating that governments and their political subdivisions are not members of any industry for purposes of the Fund's concentration policy, please clarify that the Fund will include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental users.

22.   A fund (and its adviser) may not ignore the investments of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy.

Description of Shares and Debt – Common Shares, pages 57-58

23.   Please clarify in the third paragraph that the Fund's NAV per Common Share is $9.85 (not $0.15), before deducting offering expenses.

PART C

24.   Please include, as an exhibit to the registration statement, a consent for Stradley Ronon Stevens & Young, LLP, who is named in the Tax Matters and Legal Opinions and Experts sections of the prospectus.

25.   Please briefly describe any other business, profession, vocation, or employment of a substantial nature in which Teachers Advisors, LLC, and each director, executive officer, and partner of Teachers Advisors, LLC, is or has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner, or trustee. Item 31 of Form N-2.

26. Section 6(a) of the Securities Act of 1933 requires that a registration statement be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and *the majority of its board of directors or persons performing similar functions*. The signature page of the registration statement does not appear to comply with Section 6(a) in that a majority of the trustees have not provided a signature. Please conform the signature page to comply with Section 6(a) in the next amendment to the registration statement.

*　　*　　*

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel